UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pontem Corporation

(Name of Issuer)

Class A ordinary shares, $0.0001 par value

(Title of Class of Securities)

G71707106

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: G71707106

1	NAME OF REPORTING PERSON RP Investment Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,010,092
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,010,092
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,010,092
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.9% (1)
12	TYPE OF REPORTING PERSON PN, IA, FI

(1)	This calculation is rounded to the nearest tenth and is based upon 69,000,000 shares of Class A ordinary shares issued and outstanding as of November 5, 2021, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021.

CUSIP: G71707106

1	NAME OF REPORTING PERSON RP Select Opportunities Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,147,508
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,147,508
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,147,508
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7% (1)
12	TYPE OF REPORTING PERSON FI

(1)	This calculation is rounded to the nearest tenth and is based upon 69,000,000 shares of Class A ordinary shares issued and outstanding as of November 5, 2021, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021.

CUSIP: G71707106

1	NAME OF REPORTING PERSON RP Debt Opportunities Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 136,211
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 136,211
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,211
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (1)
12	TYPE OF REPORTING PERSON FI

(1)	This calculation is rounded to the nearest tenth and is based upon 69,000,000 shares of Class A ordinary shares issued and outstanding as of November 5, 2021, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021.

CUSIP: G71707106

1	NAME OF REPORTING PERSON RP Alternative Global Bond Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 51,957
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 51,957
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,957
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (1)
12	TYPE OF REPORTING PERSON FI

(1)	This calculation is rounded to the nearest tenth and is based upon 69,000,000 shares of Class A ordinary shares issued and outstanding as of November 5, 2021, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021.

CUSIP: G71707106

1	NAME OF REPORTING PERSON RP SPAC Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 674,416
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 674,416
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 674,416
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0% (1)
12	TYPE OF REPORTING PERSON FI

(1)	This calculation is rounded to the nearest tenth and is based upon 69,000,000 shares of Class A ordinary shares issued and outstanding as of November 5, 2021, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021.

ITEM 1 (a):	Name of Issuer:

Pontem Corporation (the “Issuer”)

ITEM 1(b):	Address of Issuer’s Principal Executive Offices:

1140 Avenue of the Americas, 9th Floor

New York, NY 10036

ITEM 2 (a):	Name of Person Filing:

This statement is jointly filed by and on behalf of each of RP Investment Advisors LP, RP Select Opportunities Master Fund Ltd., RP Debt Opportunities Fund Ltd., RP Alternative Global Bond Fund and RP SPAC Fund. RP Select Opportunities Master Fund Ltd., RP Debt Opportunities Fund Ltd., RP Alternative Global Bond Fund and RP SPAC Fund (the “Funds”) are the record and direct beneficial owners of the securities covered by this statement. RP Investment Advisors LP is the investment advisor of, and may be deemed to beneficially own securities owned by, the Funds.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

ITEM 2(b):	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the reporting persons is 39 Hazelton Avenue, Toronto, Ontario, Canada, M5R 2E3.

ITEM 2(c):	Citizenship:

See Item 4 on the cover page(s) hereto.

ITEM 2(d):	Title of Class of Securities:

Class A ordinary shares

ITEM 2(e):	CUSIP Number:

G71707106

ITEM 3 :	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

ITEM 4 :	Ownership.

(a) Amount Beneficially Owned: See Item 9 on the cover page(s) hereto.

(b) Percent of Class: See Item 11 on the cover page(s) hereto.

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii) Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

*	The Class A ordinary shares, par value $0.0001 per share (the “Shares”) of Pontem Corporation, a blank check company incorporated in the Cayman Islands (the “Issuer”), reported herein are held by RP Select Opportunities Master Fund Ltd., RP Debt Opportunities Fund Ltd., RP Alternative Global Bond Fund and RP SPAC Fund (the “Funds”), which are managed by RP Investment Advisors LP, an Ontario limited partnership (the “Advisor”). The Advisor, in its capacity as the investment manager of the Funds, has the power to vote and the power to direct the disposition of all Shares held by the Funds. Accordingly, for the purposes of Reg. Section 240.13d-3, the Advisor may be deemed to beneficially own an aggregate of 2,010,092 Shares, or 2.9% of the 69,000,000 Shares issued and outstanding as of November 5, 2021, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021.

This report shall not be deemed an admission that the Advisor, the Funds or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person’s pecuniary interest therein.

ITEM 5 :	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6 :	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

ITEM 7 :	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

ITEM 8 :	Identification and Classification of Members of the Group:

Not applicable.

ITEM 9 :	Notice of Dissolution of a Group:

Not applicable.

ITEM 10:	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022	RP Investment Advisors LP

	By:	/s/ Richard Pilosof
Name: Richard Pilosof
Title: Chief Executive Officer, RP Investment Advisors LP by its General Partner RP Investment Advisors GP Inc.

RP Select Opportunities Master Fund Ltd.

	By:	/s/ Richard Pilosof
Name: Richard Pilosof
Title: Chief Executive Officer, RP Investment Advisors LP by its General Partner RP Investment Advisors GP Inc.

RP Debt Opportunities Fund Ltd.

	By:	/s/ Richard Pilosof
Name: Richard Pilosof
Title: Chief Executive Officer, RP Investment Advisors LP by its General Partner RP Investment Advisors GP Inc.

RP ALTERNATIVE GLOBAL BOND FUND

	By:	/s/ Richard Pilosof
Name: Richard Pilosof
Title: Chief Executive Officer, RP Investment Advisors LP by its General Partner RP Investment Advisors GP Inc.

RP SPAC FUND

	By:	/s/ Richard Pilosof
Name: Richard Pilosof
Title: Chief Executive Officer, RP Investment Advisors LP by its General Partner RP Investment Advisors GP Inc.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith).